ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: April 2, 2008



Buffered Underlying Securities (BUyS)
Linked to the Financial Select Sector SPDR® Fund

18 Month Maturity ■ 150% Participation Rate
15% Downside Protection ■ 14.3334% – 17.00% Index Fund Return Cap

Indicative Terms & Conditions – April 2, 2008   **Offering Period: April 2, 2008 – April 24, 2008**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA)†
Offering	:	Buffered Underlying Securities (BUyS) Linked to the Financial Select Sector SPDR® Fund due October 29, 2009 (the "Securities")
Denominations	:	$1,000 per Security (minimum investment $1,000)
Index Fund	:	The Financial Select Sector SPDR® Fund (the "**Index Fund**") (Bloomberg: XLF <EQUITY>)
Underlying Index	:	Financial Select Sector Index (the "**Index**") (Bloomberg: "IXM <INDEX>")
Initial Level	:	Official closing level of the Index Fund on the Initial Valuation Date
Final Level	:	Official closing level of the Index Fund on the Final Valuation Date, times the Adjustment Factor.
Index Fund Return	:	(Final Level – Initial Level) / Initial Level, subject to the Index Fund Return Cap
Participation Rate	:	150% upside participation
Index Fund Return Cap	:	14.3334% – 17.00% (to be determined on the Trade Date)
Maximum Return	:	21.50% – 25.50% of the $1,000 face amount (to be determined on the Trade Date)
Buffer Level	:	15% of the Initial Level (first 15% depreciation of the Index Fund is fully protected)
Share Adjustment Factor	:	Initially 1.0, subject to adjustment for antidilution events.
Payment at Maturity	:	The Securityholder will receive at maturity for each $1,000 Security face amount:

- If the Final Level is greater than or equal to the Initial Level, a cash payment equal to the Index Fund Return subject to the Index Fund Return Cap of between 14.3334% and 17.00%, *multiplied by* the Participation Rate, resulting in a Maximum Return of between 21.50% and 25.50% of the $1,000 face amount (to be determined on the Trade Date). Accordingly, if the Index Fund Return is positive, the payment at maturity will be calculated as follows:

    $1,000 + ($1,000 x Index Fund Return x Participation Rate)

- If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level:

    $1,000

- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level:

    $1,000 + [$1,000 x (Index Fund Return + Buffer Level)]

† A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.



Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Securities. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount.
Security Codes	:	CUSIP: 2515A0 KS 1 ISIN: US2515A0KS14

Relevant Dates

Offering Period	:	April 2, 2008 – April 24, 2008 at 2:00 p.m. EST
Initial Valuation Date	:	April 24, 2008
Initial Settlement Date	:	April 29, 2008 (Three Business Days following the Initial Valuation Date)
Final Valuation Date	:	October 26, 2009
Maturity /Final Settlement Date	:	October 29, 2009 (Three Business Days following the Final Valuation Date)



BUyS Product Snapshot

Indicative Terms

Structure:

- **Index Fund:** The Financial Select Sector SPDR® Fund (Bloomberg: XLF <EQUITY>)
- **Underlying Index:** Financial Select Sector Index (the "**Index**") (Bloomberg: "IXM <INDEX>")
- **Maturity:** October 29, 2009 (18 months)
- **Participation Rate:** 150% upside participation
- **Index Fund Return Cap:** 14.3334% – 17.00% (to be determined on the Trade Date)
- **Maximum Return:** 21.50% – 25.50% of the $1,000 face amount (to be determined on the Trade Date)
- **Buffer Level:** 15%
- **Downside Risk:** One-for-one downside participation with 15% Buffer

Positioning:

- Equity alternative that facilitates a moderately bullish view on the Index Fund.
- 150% upside participation in the performance of the Index Fund at maturity, subject to the Index Fund Return Cap.
- The Securities will outperform the Index Fund at maturity if the Final Level is below the Initial Level.

Best Case Scenario:

- If the Final Level is above the Initial Level, investors receive 150% of the performance of the Index Fund at maturity, subject to an Index Fund Return Cap of between 14.3334% and 17.00% or a Maximum Return of between 21.50% and 25.50% of the $1,000 face amount (to be determined on the Trade Date).
- An investment in BUyS is not callable or averaged.

Worst Case Scenario:

- Investment in the Securities is partially protected at maturity by the Buffer Level.
- If the Final Level declines from the Initial Level by more than the Buffer Level, an investment in the Securities will decline by 1% for every 1% by which the Final Level declines from the Initial Level by more than the Buffer Level of 15%.
- Maximum loss is 85% of the initial investment, subject to the credit of the Issuer.

Risk Considerations:

- Because the Securities do not offer 100% protection of your initial investment, and the return on the Securities is linked to the performance of the Index Fund, you may lose up to 85% of your initial investment.
- Your return on the Securities is limited to the Maximum Return. As a holder of the Securities, you will not benefit from any appreciation of the Index Fund beyond the Index Fund Return Cap of between 14.3334% and 17.00% or a Maximum Return of between 21.50% and 25.50% of the $1,000 face amount (to be determined on the Trade Date).
- Return on the Securities is linked to the value of the Index Fund (without taking into consideration the value of dividends paid on the component stocks of the Index Fund).
- An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.
- The analysis assumes an Index Fund Return Cap of 15.67% and a Maximum Return of 23.50%. The actual Index Fund Return Cap and Maximum Return will be set on the Initial Valuation Date.



150% upside participation of Index Fund appreciation at maturity subject to an Index Return Cap of 15.67%

Hypothetical Return at Maturity (%)

— BUyS Return   — XLF Return

**Hypothetical Financial Select Sector SPDR Fund Final Level
(as a % of Initial Level)**



Selected Risk Factors

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The Securities do not guarantee any return of your initial investment in excess of $150 per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of the Financial Select Sector SPDR® Fund (the "Index Fund") and will depend on whether, and the extent to which, the Index Fund performance is positive or negative.

- **THE RETURN ON YOUR SECURITIES IS LIMITED BY THE INDEX FUND RETURN CAP** — If the Index Fund Return exceeds the Index Fund Return Cap of between 14.3334% and 17.00% or a Maximum Return of between 21.50% and 25.50% of the $1,000 face amount (to be determined on the Trade Date), your payment at maturity will nevertheless be limited to a maximum payment of between $1,215 and $1,255 for each $1,000 face amount of the Securities you hold.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.

- **NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive periodic coupon payments on the Securities or have voting rights or rights to receive cash dividends or other distributions.

- **RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES WITH CONCENTRATION IN A SINGLE INDUSTRY** — The stocks included in the Financial Select Sector Index and that are generally tracked by the Index Fund are stocks of companies representing the financial sector of the S&P 500® Index. The underlying shares may be subject to increased price volatility as they are linked to a single industry and may be more susceptible to economic, market, political or regulatory occurrences affecting that industry. Certain financial shares, including certain core holdings of the Index Fund, have recently experienced substantial share price declines.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX FUND OR THE MARKET VALUE OF THE SECURITIES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level of the Underlying or the value of the Securities.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Index Fund on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected. See "Anti-Dilution Adjustments" in the accompanying term sheet.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 358UU, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement UU with the accompanying addendum, term sheet No. 358UU and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.